UNITED STATES OF AMERICA
             BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.




In the Matter of                               .
                                               .
Entergy Corporation                            .
Entergy Enterprises, Inc.                      .
Efficient Solutions, Inc.
(formerly Entergy Integrated Solutions, Inc.,  .
and prior thereto, Entergy Systems             .
and Service, Inc., and Systems                 .
and Service U.S.A., Inc.)                      .    CERTIFICATE PURSUANT
                                               .    TO RULE 24
     File No. 70-7947                          .
     File No. 70-8509                          .
                                               .
(Public Utility Holding Company                .
          Act of 1935)                         .

      Pursuant  to  Rule 24 promulgated by the Securities and  Exchange

Commission (SEC) under the Public Utility Holding Company Act of  1935,

as  amended, modified by the application(s)-declaration(s) in the above referenced  files and the related orders dated December  28,  1992  and

July 27, 1995 (collectively, the "Orders"), this is to certify that the following  paragraphs  report transactions  carried  out  by  Efficient

Solutions, Inc. ("Efficient Solutions")<FN1> during the three (3) month period ended June 30, 1998 pursuant to the authorization of the SEC and provide  such  other  information as is  required  to  be  reported  in accordance with the provisions of the Orders.



I.    Summary  of Total Assets and Revenues of Efficient  Solutions  By

Type of Activity


            Energy Management                Funding of other
                  & DSM         Consulting      Contractors

Total        $ 110,414,979.10
Assets *

Total        $ 10,707,750.00
Revenues

*  Excludes assets that are not appropriately allocated to any specific business activity, but which support Efficient Solutions' general business operations.


II.  Summary of Total Assets and Revenues of Efficient Solutions By

Geographic Region



                   Base Region    U.S. (excluding Base   World (excluding
                                       Region)                U.S.)
Total Assets **  $24,974,603.34     $43,505,252.28

Total Revenues   $ 3,720,943.12     $ 6,986,806.88

**  Excludes assets that are not dedicated to Efficient Solutions'

business activities in any specific geographic region.



III. Financial Statements

      Efficient  Solutions' unaudited Balance Sheets, as of   June  30,

1998  and as of the reporting date, respectively, and Income Statements for  the  three month period ending June 30, 1998, and for the calendar year to date, respectively, are attached hereto.



IV.  Sale of Efficient Solutions; Future Reporting

     As of September 30, 1998 (the "Effective Date"), Entergy

Enterprises, Inc. ("EEI") entered into a Stock Purchase Agreement with

Proven Alternatives, Inc., a Delaware corporation ("Proven

Alternatives"), whereby EEI sold to Proven Alternatives all of the issued and outstanding shares of the common stock of Efficient

Solutions.  Due to the sale of Efficient Solutions, the Service

Agreement between Efficient Solutions and EEI, which was approved by order dated July 8, 1993 (HCAR No. 25848) in File No. 70-8105, was terminated, as of the Effective Date.  In addition, all agreements between Efficient Solutions and Systems & Service International, Inc.

("SASI"), and/or the shareholders thereof, copies of which were previously submitted to the SEC pursuant to the above-referenced aplications-declarations and approved by the SEC pursuant to the

Orders, were terminated (to the extent not previously fully performed or terminated).<FN2>

     Inasmuch as EEI divested its entire interest in Efficient

Solutions on September 30, 1998, EEI proposes  to discontinue further quarterly supplemental Certificates Pursuant to Rule 24 or Annual

Reports on Form U-13-60 for Efficient Solutions, as required pursuant to the Orders.

     IN WITNESS WHEREOF, the undersigned companies have caused this certificate to be executed this 16TH day of November, 1998.

                              Entergy Corporation


                              By:  /s/ Michael G. Thompson
                                     Michael G. Thompson
                                     Senior Vice President,
                                     General Counsel and Secretary


                              Entergy Enterprises, Inc.


                              By:  /s/ Michael G. Thompson
                                      Michael G. Thompson
                                      Senior Vice President
                                      Law and Secretary


_______________________________
<FN1> By amendment to its Certificate of Incorporation, Entergy Integrated
      Solutions, Inc. changed its name to "Efficient Solutions, Inc.", effective May 21, 1998.

<FN2> Reference is made to (i) Efficient Solution's Certificate pursuant to Rule 24 in File No. 70-7947 notifying the SEC concerning the implementation of the transactions between Efficient Solutions, SASI and the shareholders thereof, authorized by order dated December 28, 1992 (HCAR No. 25718), (ii) Efficient Solution's Supplemental Certificate pursuant to Rule 24 in File No. 70-7947, dated May 5, 1995, notifying the SEC, among other things, of the transfer by Efficient Solutions to SASI of all of Efficient Solutions' ownership interest in SASI on April 20, 1995 and the termination of the Investor Rights Agreement between the parties as of that date, and (iii) the Annual Report of Efficient Solutions on Form U-13-60 for the year ending December 31, 1996 in File No. 70-7947 and File No. 70-8509, notifying the SEC, among other things, of the termination of the Distribution Agreement between Efficient Solutions and SASI on January 20, 1997 and the discharge on January 29, 1997 of the $2.7 million note issued by SASI to Efficient Solutions (together with termination of related Loan Agreement and Security Agreement).